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                                  PCTEL INC.
                            1331 California Circle
                              Milpitas, CA  95035



March 1, 2001


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attn:  Hugh Fuller

Re:    PCTEL, INC.  REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3
(FILE NO. 333-48602)

Ladies and Gentlemen:

       PCTEL Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-3, File Number 333-48602 (the "Form S-3 Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). Because of the delay in obtaining an effectiveness order for the Form S-3 Registration Statement, the shares that were to be registered under the Form S-3 Registration Statement can now be sold pursuant to Rule 144 under the Securities Act of 1933.

       Accordingly, we request an order granting the withdrawal of the Form S-3 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

       Should you have any questions regarding this matter, please contact the undersigned or Lia Alioto of Wilson Sonsini Goodrich & Rosati, P.C., at
(650) 493-9300.

Sincerely,

PCTEL, INC.

/s/ Andrew D. Wahl

Andrew D. Wahl
Vice President & Chief Financial Officer